

Business Plan

2017 - 2021

Executive Summary

In the past year, Rapunzl has grown into a full-fledged, web-based investor community with simulated and live stock trading, connecting investors like never before. We revolutionized the way retail investors interact with financial markets and empower individuals to reach informed investment decisions by relying upon their peers. We embrace the idea that we are smarter when we think together and make investing less intimidating by allowing users to learn from friends. We launched a public beta in April, presented at Techcrunch in May, and launched the full platform July 17th with over 500 early-adopting users.

Since that time, we have been invited to sit on the State of Illinois' Comptroller Millennial Advisory Board and Chicago Public School's Financial Literacy Advisory Committee, participate in a Facebook live broadcast with the Nasdaq, promote our platform through a traditional television interview on ABC 7 News, engage in a live speaking engagement at Technori, a monthly event hosted in Chicago that spotlights exciting and innovative startups, and deliver 12, monthly interviews on Founders Live, an online network of entrepreneurs, investors, and early adopters.

We were named one of the top 5 apps to watch by Bank Innovation, featured in On the Money magazine, delivered the keynote presentation at Ariel Academy's Alumni dinner, and partnered with One Stock One Future and Chicago Public Schools to further our mission to foster financial literacy.

Rapunzl has built out a business advisory board with prominent individuals coming from FinTech startups, financial services firms, inspiring non-profits, and top-tier universities.

We are passionate about dispelling the notion that investing is private; understanding the stock market is not a technical task possible for a select few. We all interact with the world around us and we all have social networks where everyone has insight to offer. We are smarter when we think together and it is our diversity of opinions which makes the Rapunzl platform so powerful. We are incredibly excited to continue growing and help people invest smarter, together. ™



Brian Curcio

CEO & Co-Founder

Product Description


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12:36 PM
Activity
Brandon Derifield
BOUGHT FTR at $1.61
19 hours ago
1 like
BeCurcio
Great thinking on FTR as earnings approa
Sam Trapp
BOUGHT MA at $117.33
20 hours ago
2 likes
AT&T LTE
3:10 PM
65%
jaydrainjr
10.97%
Performance
347
Followers
191
Following
Jay Drain Jr.
GOOG
6.79%
20.65% of portfolio.
GS
5.19%
17.84% of portfolio.
ANGI
78.44%
10.52% of portfolio.
TSRO
-2.23%
17.55% of portfolio.
UNH
SAGE
LTE
3:03 PM
67%
$11,256.14
$+1,256.14 (12.56%) Overall
$+59.00 (4.7%)
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$1,308.40
$+63.30 (5.3%)

What is Rapunzl?

Rapunzl is a web-based investor community which solves the problem that millennials distrust financial advisors and do not understand how to invest. We allow individuals to either simulate a portfolio or link a live-trading account in order to share performance with friends they trust, discover and learn from top investors, trade directly through the social platform, and crowdsource investment ideas from a transparent community.

Rapunzl's Differentiator

We overcome the difficulties in creating a lasting social network by being first-to-market and offering users several unique features to aid in the rapid scaling of the platform. Upon account creation, users are automatically connected with friends on other social platforms to create an instant community with clearly early value.

The Rapunzl leaderboard with monthly cash competitions enables users to immediately recognize the value proposition of the platform and will result in word-of-mouth marketing. Additionally, social sign-up and onboarding tutorials educate the user so they do not feel lost, increasing user retention rates and engagement levels.

Furthermore, we remain brokerage agnostic to avoid limiting our potential user base and our competitions gamify the stock market for both live and simulated trading. This synthesis of live and simulated trading is unique and creates a pipeline for new users. For this reason, we have veered away from conventional wisdom and instead constructed two brand images - one associated with financial literacy and the other with a social network for retail investors.

This duality of simulated and live-trading will sustain Rapunzl's growth for years to come. We do not see anyone in the marketplace coming close to such a dynamic approach to building a transparent community.

Market Analysis

Market Validation

There is already precedent for users wanting to share opinions, crowdsource investment ideas, and trade stocks on mobile devices.

StockTwits	SeekingAlpha$^\alpha$	robinhood
1.50M	**85.0M**	**2.00M**
Monthly Active Users	Monthly Pageviews	Mobile Trading Accounts

Users can interact with a community using proven social media features that already offer value to the user. They are able to share insights like twitter, like trades like Facebook, and discover investors like photographers on Instagram. Furthermore, Rapunzl fosters healthy competition and gamifies the stock market with a leaderboard to drive continuous engagement with the platform.

Addressable Market

Our addressable market is segmented into two entities: simulated trading and integrated live-brokerage accounts. A synthesis of simulated trading and live trading is unique in the current marketplace and creates a sustainable pipeline for new user acquisition as simulated traders gain comfortability with the platform before entering peak-earning years when they will begin investing.

To target simulated traders, we have obtained contact details for over 500 investments clubs at 4-year collegiate institutions across the country with approximately 45 students in each club which represents over 20,000 potential, early-adopting college users. We believe that by targeting these users, we will rely upon existing in-person social networks to drive initial engagement before expanding to entire college campuses.

Targeting live-traders will be more difficult and less organic but the value proposition of investing smarter remains. Robinhood has amassed 2 million mobile brokerage accounts in the past two years which highlights that investors are comfortable trading exclusively through mobile devices. StockTwits which has 1.5 million monthly active users with no transparency and far too sophisticated of content for a majority of the target market.

Rather than marketing to increase Rapunzl's overall downloads, we are mindful of how our marketing efforts convert into "real" user who add valuable data to the overall community. For that reason, we are focusing on several methods to foster sustainable growth in our active user base. Due to the social nature of Rapunzl, we see our users as our biggest marketing tool; by building a great product and using the leaderboard as a gamification of the stock market, we believe that we will see substantial word-of-mouth advertising. In addition, we are focusing on several paid and unpaid traction channels which will increase exposure, drive user growth, and improve the Rapunzl platform.

Monetization Strategy

Business Model

Revenue will be generated by selling data analytics to financial institutions, offering premium subscriptions with expanded functionality to existing users, incorporating in-app advertising, and by integrating certified financial advisors onto the platform. Expenses will consist of real-time market data, marketing, infrastructure in hosting a web-based platform, ongoing development costs, and management wages. For more information, see the financial projections attached.

Investment Growth Opportunity



Valuation

$25M
Dec 31, 2018 — 250,000 Users / Pre-revenue

$60M
Dec 31, 2019 — 600,000 users / $300,000 in revenue

$100M
Dec 31, 2020 — 1,200,000 users / $2,500,000 in revenue / $815,000 earnings

$200M
Dec 31, 2021 — 1,800,000 users / $7,000,000 in revenue / $5,000,000 earnings

Key Performance Indicators

Year End 2018 - Growth & Development Goals

Reach 250,000 users with a user base growing at 150% to justify a $25,000,000 valuation. At this point in time we will raise $1,000,000 to fund ongoing efforts in monetizing the platform and an expansion of the Rapunzl team.

We will create direct messaging between users, the ability to create and manage individual groups, and a web interface to increase points of access to the Rapunzl platform. We will write and incorporate an Investopedia API which will provide educational content to our simulated users. We will also integrate with Robinhood for brokerage accounts, design an AI search engine for finding investment ideas rather than stock symbols, and develop Rapunzl Premium, making it free for all users the first year.

Year End 2019 - Growth & Development Goals

Reach 600,000 users with a user base growing at 100% per annum to justify a $60,000,000 valuation. We will have approximately $400,000 of unspent cash from the capital raise in the previous year and will have produced over $300,000 in revenue. This money will be heavily invested in marketing our monetized products and attracting financial advisors.

We will rollout a select group of certified financial advisors on the platform and entice them with a commission-free platform for the first year. We will revise the user interface based on user stories and continue to improve the platform to provide the best user experience.

Year End 2020 - Growth & Development Goals

Reach 1.200,000 users with a user base growing at 50% per annum as we grow closer to capturing market share to justify a $240,000,000 valuation. We will be cashflow positive and earning over $800,000 on $2,500,000 of revenue.

By year 3 we expect the platform to be fully monetized and will evaluate future features based on user-needs with an attention to developing value-adding functionality that can be monetized.

Year End 2021 - Growth & Development Goals

We intend to have 1,800,000 users with a user base growing at 25% per annum to justify a $200,000,000 valuation. We will be cashflow positive and earning over $5,000,000 on $7,000,000 of revenue. At this point in time we will be an attractive acquisition target for industry leaders ranging from Microsoft to Facebook.

Organizational Structure

Management Team

Brian Curcio, Chairman & CEO

Brian Curcio graduated from Amherst College in 2017 with a degree in Mathematics. After spending several summers interning in the financial sector, he found that a majority of his conversations were about investing: either discussing a stock's merit or explaining the workings of the financial system. These conversations and the social experiences Brian experienced when evaluating stocks led to Rapunzl's genesis. Brian believes transparency on the Rapunzl platform will foster a collaborative investment experience unseen in the current marketplace. To achieve that goal, Brian acts as Chairman & Chief Executive Officer for Rapunzl, works closely with developers, and manages company initiatives as the platform continues to scale.

Myles Gage, COO & Director of Rapunzl Cares

Myles Gage graduated from the University of Illinois Urbana-Champaign in 2016 with a degree in Finance. Having grown up on the south-side of Chicago and being a youth ambassador for financial literacy, he understands how to make the aforementioned concepts captivating to individuals who otherwise may be disenchanted. Through this, he has honed leadership skills and cultivated relationships with influential individuals in both the private and public sectors. These capabilities and relationships allow Myles to form strategic connections both internally and externally along with identifying growth strategies in his role as COO of Rapunzl and Director of Rapunzl Cares.

Brendan Sir, Campus Ambassador Program Director

Brendan Sir is currently completing his studies to earn a Master's of Accountancy at Miami University's Farmer School of Business. His passion for investing began when he was young after he made his first investment into a mutual fund. He continued investing throughout high school and into college. This passion led to friends asking him for investment ideas. When Brendan learned of Rapunzl, the company of his longtime friend Brian Curcio, he was eager to come aboard. Brendan currently acts as a business development strategist of Rapunzl, working on aspects of marketing, outreach, and accounting. Brendan's ongoing college career makes him a perfect candidate to run the ambassador program to help Rapunzl expand onto multiple college campuses.

Corporate & Non-Profit Partnerships

























genFORW>RD

THE CENTURY FOUNDATION

black youth project™

ARIEL INVESTMENTS

BlackFem, Inc.
INVESTING IN HER FINANCIAL FUTURE

xignite®
The Market Data Cloud

STATE OF ILLINOIS COMPTROLLER
SUSANA A. MENDOZA

Chicago Public Schools

Nasdaq

MAGNETAR YOUTH INVESTMENT ACADEMY

urbanX learning

GCE℠
Lab School

Competitive Analysis

Grain

Grain's is similar to Rapunzl in theory - both are transparent social networks for investors - but they have failed to garner traction and have fewer monthly active users because their platform and approach are inadequate. Users only have the capability of investing through live brokerage accounts which limits their potential user base and does not create a safe space for millennials to mitigate their fears of investing before entering the market. There is no leaderboard and there are no competitions to foster ongoing engagement. Additionally there is no way to discover new investors which means that a user must already have friends on the platform in order to derive any social value.

Matador

Matador is branded as a commission free, social networking trading app, but in reality, it is a brokerage company with a social component. While eliminating trading fees may entice more individuals to entice individuals to participate in investing, Robinhood has already done that. New Matador users are forced to open an account with T3 Securities which is a poor strategy because users are sticky with their brokerage companies and are not likely to relocate their entire portfolio before the value proposition of the platform is clear.

Voleo

Voleo is a trading app geared towards investment clubs. Users form investing groups within the app where members will propose, discuss, and vote on actual/hypothetical trades. This app is geared toward investment clubs; we want to target individuals. It is also based in Canada and currently targets the Canadian exchange. Furthermore, it offers no way to discover new investors to follow so the social aspect of the platform falls short.

eToro

eToro is an incredibly successful social network for investors based in Cyprus. They have X million users and have executed $Y in trades since their founding Z. With that said, their business model and entire platform makes this existing user base worthless if eToro were ever to expand to the United States. eToro makes money by charging a spread on securities and pays users depending on the size of their following. The SEC only allows certified financial advisors to receive compensation for their financial advice, and spread bidding options is illegal in most markets. This is why they are incorporated in Cyprus and are not a threat to the Rapunzl platform.

Openfolio

Openfolio allows a user to track their finances and investments in comparison to aggregated data of individuals similar to a specific user. For instance, a 25 year old male could see how he is performing and how is saving relative to his peers. This is hardly a social network and fails to capture the dynamic community that Rapunzl is trying to build. Despite touting their transparent portfolios, this functionality is severely limited because it is all anonymous and aggregated data. There is no way to connect with friends or follow their investment decisions, the aggregated data only updates once a day, and there is no ability to connect or share with other individuals. Although there are elements of Openfolio which are interesting, their platform is ultimately a tool for an investor whereas Rapunzl is an innovative platform that redefines how a user invests. Additionally, users can only trade through the platform if they have Robinhood brokerage accounts which is severely limiting the potential trading integrations that could be present.

StockTwits

Although StockTwits is a social network for investors, Rapunzl is dramatically different. Our differentiator is that we provide transparency. Transparency will be a massive driver in convincing new users to gravitate towards our platform: it allows them to trust the opinions of the community because now investors have a personal scorecard associated with their opinions. Our target market is less sophisticated and younger than StockTwits' existing user base and our product is superior. We allow simulated trading, which we do not see StockTwits pursuing when we are available as an easy acquisition target. We also emphasize the financial literacy aspect much more heavily that StockTwits which will allow us to attract and retain younger investors through their investment cycle. StockTwits content is incredibly technical and does not appeal to the user trying to learn how to invest.

Robo-advisors

In the past 9 years, robo-advisors have grown to manage 77.1B with that 77.1B expected to grow to 10% of global AUM by 2020. In many ways, these robo-advisors represent the biggest threat to Rapunzl: the threat that potential users will decide that they do not need to learn to invest. With that said, not all robo-advisors are created equal and some users accounts will perform better than others. Therefore, there will be ample opportunity to integrate and show users which robo-advisors are superior. Furthermore, we believe that people are naturally curious and that robo-advisors neglect individuals' desire to learn. These robo-advisors may capture a portion of the market, but the individual who has no interest in learning financial markets is unlikely to join the Rapunzl platform anyway.

Additional Information

Regulatory Considerations

From a regulatory perspective, Rapunzl's platform is a messaging service between investors and their respective brokerages. Brokerage integration does not require investment advisor registration, SEC membership, nor FINRA insurance, as outlined by the Investment Advisers Act of 1940. Our platform is dedicated to transparency so investment disclosures are, by the very nature of Rapunzl, immediate and apparent. Furthermore, joining the Rapunzl platform is free so all of the content generated is publicly available information. It is legal to share investments with friends in real-time; there is simply an outdated stigma against it which is outdated and unfit for millennials who matured in a highly-connected, sharing generation.

Security Considerations

Rapunzl's differentiator of being brokerage agnostic is actually it's greatest strength when considering the security concerns with handling personal financial data.

Rapunzl relies upon an API provided by TradeIt, a company based out of New York City and backed by Citi Ventures and Valar Ventures with over 90 financial mobile clients in the FinTech space. TradeIt transmits users' orders to be routed and executed by a user's respective brokerage firm, not Rapunzl. TradeIt has linked over $10BN in assets and processed over $3.7BN in financial transactions. They are partners with StockTwits, Motley Fool, Bloomberg, and numerous other prominent companies in the industry. TradeIt uses the same 256-bit encryption and physical security that banks use and they monitor and verify safe data practices with VeriSign and TRUSTe, making them an incredibly secure partner to handle Rapunzl's users' trade requests.

On the simulated trading side of the platform, security is clearly much less of a concern. Rapunzl stores no personal information and instead queries a user's information from either Google's OAuth API or Facebook's login API, depending upon their method of login and account creation. We have spoken extensively with employees at IBM's Security Penetration Testing group to ensure that the above security assumptions were valid.